

August 8, 2012

<u>Via E-Mail</u>
Bruce Beaty
Chief Executive Officer and President
Blue Ridge Real Estate Company
P.O. Box 707
Blakeslee, PA 18610

> **Re: Blue Ridge Real Estate Company**
> **Form 10-K and Form 10-K/A for the Fiscal Year Ended October 31,**
> **2011**
> **Filed January 30, 2012**
> **File No. 000-02844**

Dear Mr. Beaty:

We have read your supplemental response letter dated July 23, 2012, and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended October 31, 2011</u>

<u>Combined Statements of Operations, page 19</u>

1. We note your response to comment four in our letter dated July 10, 2012 relating to your presentation of properties sold and properties classified as held for sale, and related operating results. We note your assertion that the income generated by these properties was not material to your results of operations. Please provide us your materiality analysis. Refer to SAB Topic 1M.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3694.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant